AEGIS CAPITAL CORP.

April 19, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

RE:	Micronet Enertec Technologies, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-185470) (the “Registration Statement”)

Dear Ms. Ravitz:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as the underwriter of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Tuesday, April 23, 2013, at 5:00 p.m., EDT, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectus dated March 19, 2013 in connection with the Registration Statement was distributed approximately as follows:

Copies to prospective dealers:	50
Copies to institutional investors:	700
Copies to others:	75
Total	825

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Eric Lord at Aegis Capital Corp. at (646) 502-2415.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ George Kott
Name: George Kott
Title: Chief Operating Officer